SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

Alpha Innotech Corp
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
02075U109
(CUSIP Number)
Jason Novi
Chief Financial Officer
Cell Biosciences, Inc.
3040 Oakmead Village Drive
Santa Clara, CA 95051
408-510-5500

with a copy to:

Sally A Kay
Cooley Godward Kronish LLP
Five Palo Alto Square
Palo Alto, CA 94306
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 5, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	02075U109	13D	Page	2	of	13	Pages

1.	NAME OF REPORTING PERSONS Cell Biosciences, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,555,441

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10.	SHARED DISPOSITIVE POWER

3,555,441

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,555,441[1]

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

32.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Cell Biosciences, Inc. that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purposes, and such beneficial ownership is expressly disclaimed.

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ITEM 1. SECURITY AND ISSUER
This statement on Schedule 13D related to the common stock, par value $0.01 per shares (the “Company Common Stock”) of Alpha Innotech Corp., a Delaware corporation (“Alpha”). The principal offices of Alpha are located at 2401 Merced Street, San Leandro, California, 94577.
ITEM 2. IDENTITY AND BACKGROUND
(a) The name of the person filing this statement is Cell Biosciences, Inc., a Delaware corporation (“Cell Bio”). The principal business of Cell Bio is to design, develop, manufacture and sell biological measurement systems for protein analysis.
(b) The address of the principal office and principal business of Cell Bio is 3040 Oakmead Village Drive, Santa Clara, California, 95051.
(c) Set forth on Schedule I to this Schedule 13D is the name, business address and present principal occupation or employment of each of Cell Bio’s executive officers and directors and the name, principal business and address of any corporation or other corporation in which such employment is conducted.
(d) During the past five years, neither Cell Bio nor, to the knowledge of Cell Bio, any of the directors of executive officers of Cell Bio named in Schedule I to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, neither Cell Bio nor, to the knowledge of Cell Bio, any of the directors of executive officers of Cell Bio named in Schedule I to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f) All of the directors and executive officers of Cell Bio named in Schedule I to this Schedule 13D are citizens of the United States, except Jack Nielsen, who is a citizen of Denmark.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Cell Bio, Alpha and Astro Acquisition Sub, Inc., a Delaware corporation under the control of Cell Bio (“Merger Sub”), entered in to an Agreement and Plan of Merger dated as of September 5, 2009 (the “Merger Agreement”), which is incorporated herein by reference to Exhibit 2.1 hereto. The Merger Agreement provides, among other things, for the merger (the “Merger”) of Merger Sub with and into Alpha, as a result of which Alpha will become a wholly-owned subsidiary of Cell Bio. Upon consummation of the Merger, which is subject to the approval of Alpha’s stockholders, the receipt of regulatory approvals and the satisfaction or waiver of various conditions precedent, each issued and outstanding share of Company Common Stock will be transferred to Cell Bio in consideration for the right to receive $1.50 in cash, without interest.
In order to induce Cell Bio to enter into the Merger Agreement, Mark Allen, Ron Bissinger, Haseeb Chaudry, Diping Che, Ph.D., Sia Ghazvini, Shahram Hejazi, Ph.D., Michael Henighan, Joseph Keegan, Ph.D., William Snider, Chris Van Ingen, Jeff Whitmore and ETP/FBR Venture Capital LLC (collectively, the “Stockholders”) have entered into voting agreements with Cell Bio as described in Item 4 and Item 5 of this Schedule 13D (the “Voting Agreements”). No consideration was paid in exchange for the Stockholders entering into the Voting

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Agreements. An aggregate of 3,555,441 shares of Company Common Stock are subject to the Voting Agreements.
None of the persons listed on Schedule I to this Schedule 13D will contribute any funds or other consideration towards the possible purchase of the shares of Company Common Stock reported in this Schedule 13D.
The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Voting Agreements, the terms of each of which are incorporated herein by reference to Exhibits 2.1 and 99.1 hereto.
ITEM 4. PURPOSE OF TRANSACTION
(a) - (b) The Merger Agreement provides for the acquisition by Cell Bio of all of the outstanding shares of Company Common Stock through a merger of Merger Sub with and into Alpha, as a result of which Alpha will become a wholly-owned subsidiary of Cell Bio. The information contained in Item 3 is incorporated by reference herein.
Pursuant to the terms of the Voting Agreements, each Stockholder has granted an irrevocable proxy to the Chief Executive Officer and Chief Financial Officer of Cell Bio and irrevocably appointed such individuals such Stockholder’s attorney and proxy to vote all of the shares of Company Common Stock beneficially owned by him or it (a) in favor of the Merger and certain related matters, and (b) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) Acquisition Proposal or Acquisition Transaction (each as defined in the Merger Agreement); (B) any reorganization, recapitalization, dissolution or liquidation of Alpha or any subsidiary of Alpha; (C) any change in a majority of the board of directors of Alpha (D) any amendment to Alpha’s certificate of incorporation or bylaws; or (E) any other action that would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement. In addition, subject to certain limited exceptions, each Stockholder has agreed not to sell, transfer, pledge or otherwise dispose of securities of Alpha beneficially owned by such Stockholder prior to the effective date of the Merger.
The purpose of entering into the Voting Agreements is to facilitate the approval of the Merger Agreement.
(c) Not applicable.
(d) If the Merger is consummated, Alpha will become a wholly-owned subsidiary of Cell Bio, and Cell Bio will subsequently determine the size and membership of the board of directors of Alpha and the officers of Alpha.
(e) The Merger Agreement prohibits Alpha from issuing securities, disposing of securities or changing its capitalization without prior written consent of Cell Bio, except under limited circumstances set forth therein. The Merger Agreement further prohibits Alpha from declaring, accruing or paying any dividend or making any other distribution in respect of any share capital, or repurchasing, redeeming or otherwise reacquiring any share capital or other securities of Alpha without Cell Bio’s prior written consent. Upon consummation of the Merger, Alpha will become a wholly-owned subsidiary of Cell Bio, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
(f) Upon consummation of the Merger, Alpha will become a wholly-owned subsidiary of Cell Bio.

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(g) The Merger Agreement contains provisions that limit the ability of Alpha to engage in a transaction that would entail a change of control of Alpha during the pendency of the Merger Agreement.
(h) Upon consummation of the Merger, the shares of Company Common Stock will cease to be quoted on any quotation system or exchange.
(i) Upon consummation of the Merger, the shares of Company Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
(j) Other than as described above, Cell Bio currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of this Schedule 13D (although Cell Bio reserves the right to develop such plans).
Except as set forth in this Schedule 13D, neither Cell Bio, nor to the knowledge of Cell Bio, any of the directors or executive officers of Cell Bio listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.
The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Agreements is qualified in its entirety by reference to the full texts of the Merger Agreement and the form of Voting Agreements, copies of which are incorporated in this Schedule 13D by reference to Exhibits 2.1 and 99.1 hereto.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)-(b) As described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Voting Agreements, Cell Bio has the shared power to dispose of, and to vote with respect to certain matters relating to the Merger as set forth in such Voting Agreements, 3,555,441 shares of Company Common Stock, which, according to Alpha, represent approximately 32.5% of the outstanding Shares of Company Common Stock as of September 5, 2009 (the “Subject Shares”). The Subject Shares do not include options to purchase an aggregate of 711,203 shares of Company Common Stock, which options are exercisable within 60 days of September 5, 2009, held by the Stockholders.
Schedule I to this Schedule 13D sets forth the name, business address and present principal occupation or employment of each of Cell Bio’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted. All of the directors and executive officers of Cell Bio named in Schedule I to this Schedule 13D are citizens of the United States, except Jack Nielsen, who is a citizen of Denmark.
Schedule II to this Schedule 13D sets forth, to the knowledge of Cell Bio, the following information for each Stockholder who is a natural person: (a) the name, (b) business address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which

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such employment is conducted. To the best of Cell Bio’s knowledge, all of the persons listed on Schedule II to this Schedule 13D are citizens of the United States, except Jack Nielsen, who is a citizen of Denmark.
Schedule III to this Schedule 13D sets forth, to the knowledge of Cell Bio, the following information with respect to each Stockholder that is an entity: (a) name, (b) state or other place of organization, (c) its principal business, (d) the address of its principal business, and (e) the address of its principal office.
Except as set forth in this Schedule 13D, no shares of Company Common Stock are beneficially owned by Cell Bio or, to the knowledge of Cell Bio, any director or executive officer of Cell Bio listed on Schedule I to this Schedule 13D.
During the past five years, to the knowledge of Cell Bio, no person listed on Schedule I, Schedule II or Schedule III to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
During the past five years, to the knowledge of Cell Bio, no person listed on Schedule I, Schedule II or Schedule III to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.
(c) Neither Cell Bio nor, to the knowledge of Cell Bio, any director or executive officer of Cell Bio named in Schedule I to this Schedule 13D, has effected any transaction in the Shares of Company Common Stock during the past 60 days, except as disclosed herein.
(d) Not applicable.
(e) Not applicable.
The foregoing discussion is qualified in its entirety by reference to the full text of the form of Voting Agreement, which is incorporated in this Schedule 13D by reference to Exhibit 99.1 hereto.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of Alpha other than the following:
(a) The Merger Agreement, under which, among other things, Merger Sub will merge with and into Alpha, as a result of which Alpha will become a wholly-owned subsidiary of Cell Bio. The information contained in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.
(b) The Voting Agreements. The information contained in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.
The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Voting Agreements, the terms of each of which are incorporated herein by reference to Exhibits 2.1 and 99.1 hereto.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
2.1(1)	Agreement and Plan of Merger, dated as of September 5, 2009, by and among Cell Biosciences, Inc., Astro Acquisition Sub, Inc. and Alpha Innotech Corp.

99.1(2)	Form of Voting Agreement

(1)	Incorporated herein by reference to Exhibit 2.1 to the Issuer’s Report on Form 8-K filed with the Commission on September 8, 2009.

(2)	Incorporated herein by reference to Exhibit 99.1 to the Issuer’s Report on Form 8-K filed with the Commission on September 8, 2009.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 15, 2009

Cell Biosciences, Inc.
/s/ Jason Novi
Name:	Jason Novi
Title:	Chief Financial Officer

CUSIP No.	02075U109	Page	9	of	13	Pages

SCHEDULE I
EXECUTIVE OFFICERS OF CELL BIOSCIENCES, INC.
AS OF SEPTEMBER 14, 2009

Name	Principal Occupation or Employment
Timothy Harkness	President and Chief Executive Officer
Jason Novi	Chief Financial Officer
Walter Ausserer, Ph.D.	Vice President of Marketing
Robert Gavin	Vice President of Engineering
Wilhelm Lachnit, Ph.D.	Vice President of R&D and Applications
Richard Lussier	Vice President of Worldwide Sales and Service
All individuals named in the above table are employed by Cell Biosciences, Inc. The address of Cell Biosciences’ principal executive offices is 3040 Oakmead Village Drive, Santa Clara, CA 95051.
DIRECTORS OF CELL BIOSCIENCES, INC.
AS OF SEPTEMBER 14, 2009

Name	Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
A. Blaine Bowman	Director	Cell Biosciences, Inc. (a bioanalytical measurement systems company) 3040 Oakmead Village Drive, Santa Clara, CA 95051

James Blair	General Partner	Domain Associates (a venture capital firm) 12481 High Bluff Drive, Suite 150 San Diego, CA 92130

James Woody, Ph.D.	Partner	Latterell Venture Partners (a venture capital firm) One Embarcadero Center, Suite 4050, San Francisco, CA 94111

David L. Barker, Ph.D.	Director	Cell Biosciences, Inc. (a bioanalytical measurement systems company) 3040 Oakmead Village Drive, Santa Clara, CA 95051

Julie Eskay-Eagle	Co-Head of Health Care and Venture Capital Investments	The Wellcome Trust (an independent charity funding research to improve human and animal health) Gibbs Building, 215 Euston Road London NW1 2BE

Jack Nielsen	Partner	Novo Ventures (a venture capital firm) Krogshoejvej 41, DK-2880 Bagsvaerd Denmark

Timothy Harkness	President, Chief Executive Officer and Director	Cell Biosciences, Inc. (a bioanalytical measurement systems company) 3040 Oakmead Village Drive, Santa Clara, CA 95051

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SCHEDULE II
PERSONS WITH WHOM CELL BIO SHARES VOTING AND DISPOSITIVE POWER

Name	Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
Mark Allen	Vice President of Operations	Alpha Innotech Corp. (a provider of digital imaging and detection systems for the life science research and drug discovery markets) 2401 Merced Street, San Leandro, CA 94577

Ron Bissinger	Chief Executive Officer	Alpha Innotech Corp. (a provider of digital imaging and detection systems for the life science research and drug discovery markets) 2401 Merced Street, San Leandro, CA 94577

Haseeb Chaudry	Vice Chairman and Co-Founder	Alpha Innotech Corp. (a provider of digital imaging and detection systems for the life science research and drug discovery markets) 2401 Merced Street, San Leandro, CA 94577

Diping Che, Ph.D.	Vice President of Research and Development	Alpha Innotech Corp. (a provider of digital imaging and detection systems for the life science research and drug discovery markets) 2401 Merced Street, San Leandro, CA 94577

Sia Ghazvini	Vice President of Marketing and Business Development	Alpha Innotech Corp. (a provider of digital imaging and detection systems for the life science research and drug discovery markets) 2401 Merced Street, San Leandro, CA 94577

Shahram Hejazi, Ph.D.	Director	Alpha Innotech Corp. (a provider of digital imaging and detection systems for the life science research and drug discovery markets) 2401 Merced Street, San Leandro, CA 94577

Michael Henighan	Chief Financial Officer	Alpha Innotech Corp. (a provider of digital imaging and detection systems for the life science research and drug discovery markets) 2401 Merced Street, San Leandro, CA 94577

Joseph Keegan, Ph.D.	Director	Alpha Innotech Corp. (a provider of digital imaging and detection systems for the life science research and drug discovery markets) 2401 Merced Street, San Leandro, CA 94577

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Name	Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
William Snider	Chairman of the Board	Alpha Innotech Corp. (a provider of digital imaging and detection systems for the life science research and drug discovery markets) 2401 Merced Street, San Leandro, CA 94577

Chris Van Ingen	Director	Alpha Innotech Corp. (a provider of digital imaging and detection systems for the life science research and drug discovery markets) 2401 Merced Street, San Leandro, CA 94577

Jeff Whitmore	Vice President of Global Sales	Alpha Innotech Corp. (a provider of digital imaging and detection systems for the life science research and drug discovery markets) 2401 Merced Street, San Leandro, CA 94577

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SCHEDULE III
ENTITIES WITH WHOM CELL BIO SHARES VOTING AND DISPOSITIVE POWER

Name and Principal Business	State of Other Place of Organization	Address of Principal Business and Principal Officer
ETP/FBR Venture Capital LLC (venture capital fund)	Delaware	6 Taft Court, Suite 300, Rockville, MD 20854

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EXHIBITS

Exhibit No.	Description
2.1(1)	Agreement and Plan of Merger, dated as of September 5, 2009, by and among Cell Biosciences, Inc., Astro Acquisition Sub, Inc. and Alpha Innotech Corp.

99.1(2)	Form of Voting Agreement

(1)	Incorporated herein by reference to Exhibit 2.1 to the Issuer’s Report on Form 8-K filed with the Commission on September 8, 2009.

(2)	Incorporated herein by reference to Exhibit 99.1 to the Issuer’s Report on Form 8-K filed with the Commission on September 8, 2009.